MAURA ABELN SMITH SENIOR VICE PRESIDENT, GENERAL COUNSEL & CORPORATE SECRETARY	INTERNATIONAL PLACE III 6400 POPLAR AVENUE MEMPHIS, TN 38197

T 901-419-3829 F 901-214-1248 maura.abelnsmith@ipaper.com

September 21, 2007

VIA Facsimile and EDGAR Correspondence

Mr. Craig Slivka

Attorney-Advisor

Division of Corporation Finance

United States Securities and Exchange Commission

One Station Place

100 F Street, N.E.

Washington, D.C. 20549

Re:	International Paper Company
Definitive 14A
Filed April 5, 2007
File No. 001-03157

Dear Mr. Slivka:

On behalf of International Paper Company (the “Company”), I am responding to comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in your letter, dated August 21, 2007 (the “Comment Letter”) relating to the above captioned Definitive 14A (the “Proxy Statement”). The numbered paragraphs below correspond to the numbered paragraphs in the Comment Letter. To facilitate your review, I have reproduced the text of the Staff’s comments in bold below.

The Company is filing this response letter via EDGAR submission in addition to providing you with a facsimile copy of the submission.

Questions and Company Responses:

Question 1. For each director, disclose by footnote to the stock awards column of the director compensation table the grant date fair value of each equity award computed in accordance with FAS 123R. See Instruction to Regulation S-K Item 402(k)(2)(iii) and (iv).

The Company’s non-employee directors receive cash and shares of International Paper common stock, which are subject to certain restrictions (“Restricted Stock”) as compensation under our Restricted Stock and Deferred Compensation Plan for Non-Employee Directors (the “Plan”). Pursuant to the Plan, directors have the option to defer receipt of Restricted Stock by electing to receive restricted stock units (“RSUs”). The restrictions on directors’ Restricted Stock lapse one (1) year from issuance, and then are freely transferable, subject only to

Mr. Craig Slivka

September 21, 2007

Company-imposed blackouts on trading by Section 16 officers and directors. RSUs are not transferable until a director’s retirement from the Board, death or disability. The value of his or her RSUs are paid in cash in January following retirement, death or disability, and are calculated based on the closing price of our common stock on the last business day of the preceding year.

Most of our directors elect to receive RSUs, and consequently, the majority of the stock awards granted to non-employee directors are classified as liability awards, not equity awards, under SFAS No. 123(R). As required by applicable accounting methodology for liability awards, we remeasure the value of such liability awards at the end of each reporting period. Therefore, we do not believe that disclosing the grant date fair value of our liability awards is appropriate or meaningful disclosure. Disclosure of the grant date fair value would represent an amount measured at a point in time, rather than the total compensation expense for the year(s) presented in the stock awards column of the Summary Compensation Table.

In light of the way our Plan is structured, we believe that our presentation has captured the intent and spirit of the disclosure requirements set forth in Item 402(k)(2)(iii) and (iv). However, in response to the Staff’s comments, we offer the following supplemental information: for fiscal year 2006, the grant date fair value of the equity awards shown in the stock awards column of the director compensation table was $111,384 for Messrs. Townsend and Turner, $103,819 for Mr. Bronczek, and $74,280 for Mr. Henderson, each of whom received shares of restricted stock rather than RSUs during 2006.

We respectfully submit that, based on our Plan as described above and on page 12 of our Proxy Statement, we will continue to present the value of stock awards to our directors as currently presented in the Proxy Statement and, in response to the Staff’s comments, we will include in future filings a footnote that will disclose the grant date fair value of equity awards for those directors who receive restricted stock.

Question 2. We note that compensation programs target your executives’ total direct compensation at the median (50th percentile) of the Compensation Comparator Group and that the pay study showed that your targeted direct overall compensation mix, including the percentage of your “at risk” compensation, is in line with the Compensation Comparator Group’s overall compensation mix. Please revise to disclose where actual payments fell within targeted parameters. To the extent actual compensation was outside a targeted percentile range, please explain why.

The Company believes that our compensation program is consistent with our philosophy of rewarding performance, and provides the chief executive officer and the Management Development and Compensation Committee (the “Committee”) with appropriate discretion, as opposed to a formulaic approach in determining compensation for our executives. This approach is also aligned with our shareholders’ interests in improving the Company’s financial performance.

On a periodic basis, the Company undertakes a Senior Management Pay Study (the “Pay Study”) to assist us in developing the overall structure and design of our executive compensation program. We use the Pay Study to evaluate market trends and make adjustments to our current program. In some cases, our executives have responsibilities that span multiple positions in the Pay Study, or for which there is no fair comparative data. Accordingly, our response to the Staff’s comments contained herein must be limited to the three named executive officers for whom comparable data is included in the Pay Study.

Mr. Craig Slivka

September 21, 2007

The Pay Study provides a roadmap for our program by which we set target compensation based on target performance. The target total direct compensation of those named executive officers included in the Pay Study was within 15% (above or below) of the Compensation Comparator Group median. Actual compensation paid may vary based on the Company’s and the executive’s actual performance. Actual payouts may fall within the range of 0-200% under the Management Incentive Plan or 0-250% under the Performance Share Plan, with superior performance resulting in above target payouts, target performance resulting in target payouts, and below target performance resulting in below target payouts.

The Company believes that the explanation of our compensation-setting processes currently found in our Proxy Statement satisfies the SEC’s requirement in Item 402(b)(1)(v) of Regulation S-K because we describe how we determine the amount (and where applicable, the formula used) for each element of pay. Further, the Company believes that we have complied with Item 402(b)(2)(xiv), pursuant to which we previously disclosed in our Proxy Statement that: (1) we have engaged in benchmarking of total compensation, (2) we benchmark total direct compensation at the median (50th percentile) of our comparator group, and (3) we list the component companies of our comparator group. However, in response to the Staff’s comments, we will disclose in future filings the information requested in the manner described above.

Question 3. To the extent your incentive programs and base salaries are correlated with the achievement of certain annual individual objectives and performance factors, please discuss the specific items of individual performance used to determine incentive payments and salaries and how your incentive bonuses are specifically structured around such individual objectives and milestones. We note, for instance, that individual performance compared with agreed-upon objectives is considered by the committee in establishing your base salaries. Likewise, we also note that satisfactory individual performance is a condition to receiving a performance share plan award. Further, please disclose the level of difficulty in achieving such individual objectives. Please disclose and analyze the non-financial objectives mentioned in the narrative to the grants of plan-based awards on page 52. See Item 402(b)(2)(v)-(vii) of Regulation S-K and Instruction 4 to Item 402(b).

For ease of reference, the Company’s has answered the Staff’s comments in three (3) parts below.

(1) With regard to specific items of individual performance used to determine incentive payments and salaries, each executive’s performance objectives are unique to him or her. Each executive’s performance objectives are established through confidential one-one-one discussions with the chief executive officer at the beginning of each year. At the end of each year, the chief executive officer meets individually with each executive to discuss and assess his or her performance in relation to these agreed objectives. As we explained in our Proxy Statement on page 34, after these meetings, the chief executive, in consultation with our senior vice president, human resources, then recommends to the Committee annual incentive compensation payouts for each executive that take into account his or her personal achievements and/or shortfalls, the performance of the business or function the executive leads, and the company’s overall financial performance. This assessment is also the basis for the chief executive officer’s recommendations for the following year’s base salary

Mr. Craig Slivka

September 21, 2007

adjustments. We respectfully submit that we do not believe it is appropriate to disclose each named executive officer’s individual objectives.

The chief executive officer also makes recommendations to the Committee to grant a certain number of performance shares to each executive officer under our Performance Share Plan (“PSP”) (the number is based on his or her position level in the Company). No PSP shares may be granted to any executive officer whose performance does not meet expectations based on the chief executive officer’s assessment of the individual executive’s performance achievement against his or her agreed-upon objectives. All of our named executive officers met or exceeded expectations, and therefore received a PSP grant for the period covered by the Proxy Statement. Again, we respectfully submit that we do not believe that it is appropriate to disclose each named executive officer’s individual objectives.

(2) Each year, the Company establishes a plan and a budget that reflects our targeted improvements in financial performance year over year. Our plans are focused on improving our relative and absolute return on investment and the relative performance of our stock compared to our peer groups. These are the metrics that are incorporated into our short- and long-term incentive plans, which are approved by the Committee. Each of our businesses implements its own plan to support the Company’s goals. The plans assume superior individual execution, and are predicated on an external environment which may or may not materialize. Consequently, the difficulty of achieving the Company’s plan will vary from year to year and from person to person, depending on market factors, including the supply and demand for our products, input costs and availability, as well as other factors that impact our costs of operation. The Company’s management discussion and analysis contained in our annual and quarterly filings with the SEC on Form 10-K and Form 10-Q, respectively, describes the risks and uncertainties of our operations and plans.

To meet the Company’s overall objectives, each business and staff function leader sets their own stretch objectives. These stretch objectives are communicated to all employees during our annual performance appraisal process. While the level of difficulty of each individual’s stretch objective varies, they are designed, when aggregated, to meet the Company’s overall performance objectives and plan.

In response to the Staff’s comments, the Company will disclose in future filings our methodology for setting stretch targets in the manner described above.

(3) The funding of our 2006 MIP awards that were paid in 2007 and are reflected in our Summary Compensation Table was based in part (specifically 20%) on the achievement of internal performance metrics in the areas of People, Customers and Operational Excellence. The only non-financial metric that will be utilized for our 2007 MIP awards that will be paid in 2008 involve People. Our metrics around People are based on the results of an employee engagement survey, and on data related to achieving a diverse workforce.

To the extent we utilize non-financial performance objectives in our future incentive compensation plans, the Company will disclose such objectives in future filings in the manner described above.

Question 4. Your disclosure on page 48 indicates that you set compensation goals for the current fiscal year in the early part of 2007. Please expand your Compensation Discussion and Analysis to disclose the goals you have set for the current year. Refer to Instruction 2 to Item 402(b). In drafting this disclosure, please provide appropriate

Mr. Craig Slivka

September 21, 2007

contextual detail that will give investors a meaningful understanding of the degree to which determination of performance objectives was predicated upon a likelihood that a portion of the incentive payments would be awarded.

In accordance with Instruction 2 to Item 402(b) of Regulation S-K, the Company believes that we addressed in our Compensation Discussion and Analysis those actions that were taken after the last fiscal year’s end, including: (1) the specific base salary amounts for our named executive officers effective April 1, 2007; (2) approval by the Committee of annual objectives for our MIP and PSP; and (3) a description of a change to the weighting of performance objectives for senior management in order to drive further improvements in total shareholder return.

In response to the Staff’s comments, the Company will disclose in future filings the goals the Committee has set for the current year as well as continuing to disclose in the manner described above those actions taken after the end of the last fiscal year.

In response to the second part of the Staff’s question, the likelihood that a portion of the incentive payments will be awarded to plan participants is not factored into the Committee’s determination of the performance objectives. For this reason, the requested disclosure is not applicable. However, to the extent that the Committee dramatically changes its approach to setting performance objectives and chooses to factor in such likelihood, the Company will disclose such information in future filings.

Question 5. Please disclose how the MIP award pool is determined.

Under the MIP, target amounts, expressed as a percentage of the midpoint within defined salary ranges for each eligible position level, are established for participants annually by the Committee. The sum of these amounts, added together and multiplied by the percentage achieved of the Company’s pre-established MIP performance goals, is the total amount of the MIP award pool.

In response to the Staff’s comments, the Company will disclose in future filings its methodology for calculating the MIP award pool described above.

Question 6. Please describe any material conditions or obligations applicable to the receipt of payments or benefits under severance and change of control agreements. Refer to Item 402(j)(4) of Regulation S-K.

In order to receive payments or benefits upon termination of employment following a change of control, or in order to receive severance benefits, we require the terminated employee to execute an irrevocable release of any employment-related claims.

In response to the Staff’s comments, the Company will disclose this condition in future filings.

Question 7. Where appropriate, please include an expanded discussion of the processes and procedures, including benchmarking, if applicable, by which the

Mr. Craig Slivka

September 21, 2007

company determined the size and features of the termination, severance, and change of control packages of its named executive officers. In addition, please discuss in your compensation discussion and analysis how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements. Refer to Item 402(b)(1) of Regulation S-K.

In 2005, the Company’s compensation consultant, Towers Perrin, performed a study of the benefits payable pursuant to our change of control program as compared to our Compensation Comparator Group in effect at that time. Following review by the Committee, the Board decided to continue the change of control program with minor modifications, as described in the Company’s Definitive 14A for the calendar year ending December 31, 2005, filed with the SEC on March 29, 2006.

To the extent the Company’s change of control program is revised in the future, or taken into consideration when making decisions regarding other compensation elements, in response to the Staff’s comments, the Company will disclose such information in future filings.

Question 8. Please describe and explain the specific circumstances that would trigger change of control payments. Refer to Item 402(j)(1) of Regulation S-K.

The Company’s disclosure with regard to the circumstances that would trigger change of control payments is set forth on pages 44-45 of the Proxy Statement. As disclosed therein, the agreements specify (1) benefits payable in the event the executive’s employment is terminated following a change of control and (2) limited benefits payable regardless of termination of employment following a change of control. The Company believes this disclosure is responsive to Item 402(j)(1) of Regulation S-K, since the form of Change of Control Agreement has been filed as an exhibit to our SEC Form 10-K for the year 2005.

The Company acknowledges that Item 402(j)(1) may require a restatement of the definition of change of control under the change of control agreements. In response to the Staff’s comments, the Company will provide this definition in future proxy statements.

Question 9. We note your statements on page 49 that “[t]he value of equity awards in the “Stock Awards” column is based on SFAS No. 123(R) as required by the Securities and Exchange Commission” and that “this amount does not reflect what was paid to our executives….” Please revise to remove any implication that your analysis is a substitute for the complete information as required by the SEC’s rules.

In accordance with Item 402(c)(2)(iii) and (iv) of Regulation S-K, which require disclosure for awards of stock of the dollar amount recognized for financial statement reporting purposes with respect to the fiscal year in accordance with SFAS No. 123(R), the Company prepared its disclosure in accordance with SFAS No. 123(R).

Our statements on page 49 that “[t]he value of equity awards in the ‘Stock Awards’ column is based on SFAS No. 123(R) as required by the Securities and Exchange Commission” and “this amount does not reflect what was paid to our executives….” reflect our intent to make clear to our shareholders that the amounts presented in the column were the cost to the Company of issuing the stock awards in accordance with SFAS No. 123(R), rather than the cash amounts paid to the named executive officers.

Mr. Craig Slivka

September 21, 2007

In light of the Staff’s comments related to the disclosure, the Company will revise the statements to exclude the phrase “as required by the SEC” in our subsequent filings.

Question 10. As noted in Section II.B.1 of Commission Release 33-8732A, the compensation discussion and analysis should be sufficiently precise to capture material differences in policies with respect to individual named executive officers. Please revise to include a more detailed analysis of how and why the compensation of Mr. Faraci differs so widely from that of the other named executive officers. If policies or decisions relating to a named executive officer are materially different than the other officers, please disclose on an individualized basis.

As described in our response to Question 2, above, the Company’s compensation program is intended to be competitive with the programs of our Compensation Comparator Group against whom we compete for executive talent. Varying levels of leadership responsibility and experience require variations in compensation paid to executives within an organization. Notwithstanding, the Committee believes that it applies its compensation policies consistently for all senior executives, including our chief executive officer, Mr. Faraci, and makes decisions that are aligned with the Company’s overall compensation philosophy.

The Company acknowledges that the total compensation of our chief executive officer is higher than our other named executive officers. However, the Committee has applied its compensation philosophy and the same methodology used for all incentive payouts in determining the chief executive officer’s compensation. In the Committee’s view, the chief executive officer plays a special leadership role with significantly greater responsibilities than any of the other senior executives, and should be compensated accordingly. Nonetheless, his compensation is determined in the same way as other executive’s compensation, based on targets developed by the Pay Study for similar chief executive officer responsibilities, and actual payouts based on an assessment of both the Company and the chief executive officer’s performance.

Accordingly, the Company respectfully submits that the additional disclosure requested is not applicable because there are no material differences in the compensation policies or decisions as applied to our named executive officers, including Mr. Faraci.

Question 11. Please tell us what you mean by “…the value shown does not indicate what is ultimately paid to our PSP participants at the end of the performance period, nor does it reflect the value of the shares at the time the shares may be delivered.”

The amount ultimately paid to PSP participants may or may not be the same amount as the value shown in the Grants of Plan-Based Awards Table due to two factors: (1) the ultimate number of shares paid to our PSP participants will vary based on the relative performance of the Company to the other companies in our TSR and ROI peer groups; and (2) the value of shares received by each participant is based on the fair value of the Company’s stock as of the date the shares are delivered to the PSP participants.

Question 12. Please disclose the measures for calculating interest or other plan earnings (including whether such measure(s) are selected by the executive or the registrant and the frequency and manner in which selections may be changed), quantifying interest rates and other earnings measures applicable during your last fiscal year. Refer to Item 402(i)(3)(ii) of Regulation S-K.

Mr. Craig Slivka

September 21, 2007

As described in the narrative to the Non-Qualified Deferred Compensation Table on page 61 of the Company’s Proxy Statement, participant contributions are credited with earnings based on the participant’s choice of investment fund equivalents, which mirror the investment returns of the funds available in the Company’s tax-qualified 401(k) plan.

In response to the Staff’s comments, the Company will disclose in future filings the investment returns for the fund equivalents and the frequency with which selections may be changed.

*    *    *

In addition to the Staff’s request for responses in connection with the Comment Letter, I, on behalf of the Company, provide the following acknowledgement:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*    *    *

We appreciate the opportunity to offer these clarifications and explanations, and respectfully request that you contact me should you or your Staff have any further questions regarding the Company’s responses.

Sincerely,

Maura A. Smith

Senior Vice President, General Counsel

and Corporate Secretary

cc:	John V. Faraci

Jerry N. Carter

William G. Walter